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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                  FOR FORM 10-Q

For Period Ended                                     Commission File No. 0-22182
February 28, 1999                                       CUSIP No. 70336N 10 7

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:




PART I - REGISTRANT INFORMATION

                         PATRIOT SCIENTIFIC CORPORATION
                         ------------------------------
                            (Full Name of Registrant)

                               10989 Via Frontera
                           San Diego, California 92127
                           ---------------------------
                     (Address of Principal Executive Office)


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form NSAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been in the process of completing a registration statement and negotiating with potential investors and, therefore, was unable to finalize the report for filing in a timely manner.


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PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

             Lowell W. Giffhorn          (619)             674-5018
             ------------------          -----             --------
                  (Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                [X]  Yes    [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X]  Yes    [  ]  No

     The Company anticipates that the loss for the three and nine months ended February 28, 1999 will be significantly less than the corresponding periods of the previous fiscal year due to a reduction in non-cash interest expense for the current fiscal periods.

                         Patriot Scientific Corporation
                         ------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 15, 1999                   By: /S/  LOWELL W. GIFFHORN
                                            ------------------------------------
                                            Lowell W. Giffhorn
                                            Chief Financial Officer